UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CHATTEM, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

1.625% Convertible Senior Notes due 2014

2.00% Convertible Senior Notes due 2013

(Title of Class of Securities)

162456 AR8

162456 AQ0

162456 AP2

(CUSIP Number of Class of Securities)

Theodore K. Whitfield, Jr., Esq.

Vice President, General Counsel and Secretary

1715 West 38th Street

Chattanooga, Tennessee 37409

(423) 821-4571

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Tel: (212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,303,000	$3,301.40

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $8.0 million aggregate principal amount of the 2.00% Convertible Senior Notes Due 2013 at the repurchase price of $1,007.22 per $1,000 of Notes outstanding as of February 23, 2010 and $38.303 million aggregate principal amount of the 1.625% Convertible Senior Notes Due 2014 at the repurchase price of $1,006.55 per $1,000 of Notes outstanding as of February 23, 2010.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by Chattem, Inc., a Tennessee corporation (the “Company”), in connection with the Company’s offer to repurchase for cash, on the terms and subject to the conditions set forth in the attached offer to repurchase dated February 25, 2010 (the “1.625% Notes Offer to Repurchase”) related to the 1.625% Convertible Senior Notes due 2014 (the “1.625% Notes”) and the offer to repurchase dated February 25, 2010 (the “2.00% Notes Offer to Repurchase” and, collectively with the 1.625% Notes Offer to Repurchase, the “Offers to Repurchase”) related to the 2.00% Convertible Senior Notes due 2013 (the “2.00% Notes” and, collectively with the 1.625% Notes, the “Notes”), any and all of the Company’s outstanding 1.625% Notes and 2.00% Notes, each at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding the repurchase date.

The 2.00% Notes Offer to Repurchase and the 1.625% Notes Offer to Repurchase are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO and the Offers to Repurchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the section of each of the Offers to Repurchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Chattem, Inc., a Tennessee corporation. Chattem’s principal executive offices are located at 1715 West 38th Street, Chattanooga, Tennessee 37409. Chattem’s telephone number at such address is (423) 821-4571.

(b) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 3 — Information Concerning the Notes” is incorporated herein by reference.

(c) The information set forth in the section of each of the Offers to Repurchase entitled “Important Information Concerning the Repurchase Right — Section 3 — Information Concerning the Notes — Market for the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the section of each of the Offers to Repurchase entitled “Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of each of the Offers to Repurchase contain a description of the material terms of the transaction and are incorporated herein by reference.

•	“Summary Term Sheet”;

•	“Important Information Concerning the Repurchase Right — Section 3 — Information Concerning the Notes”;

•	“Important Information Concerning the Repurchase Right — Section 4 — Procedures to Be Followed by Holders Electing to Tender Notes for Purchase”;

•	“Important Information Concerning the Repurchase Right — Section 5 — Right of Withdrawal”;

•	“Important Information Concerning the Repurchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds”;

•	“Important Information Concerning the Repurchase Right — Section 7 — Cancellation of Notes Acquired”;

•	“Important Information Concerning the Repurchase Right — Section 8 — Plans or Proposals of the Company”;

•	“Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes”;

•	“Important Information Concerning the Repurchase Right — Section 10 — Agreements Involving the Company’s Securities”;

•	“Important Information Concerning the Repurchase Right — Section 11 — Purchases of Notes by the Company and its Affiliates”; and

•	“Important Information Concerning the Repurchase Right — Section 12 — Certain United States Tax Considerations”.

(b) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 10 — Agreements Involving the Company’s Securities” and “Important Information Concerning the Repurchase Right — Section 11 — Purchases of Notes by the Company and its Affiliates” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in each of the Offers to Repurchase under “Summary Term Sheet”, “Important Information Concerning the Repurchase Right — Section 7 — Cancellation of Notes Acquired” and “Important Information Concerning the Repurchase Right — Section 1 — Information Concerning the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 3 — Information Concerning the Notes” is incorporated herein by reference.

(d) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.

(b) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 14 — No Solicitations” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) not applicable

Item 11.	Additional Information.

(a) The information set forth in each of the Offers to Repurchase under “Important Information Concerning the Repurchase Right — Section 1 — Information Concerning the Company”, “Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and “Important Information Concerning the Repurchase Right — Section 13 — Additional Information” is incorporated herein by reference.

(b) The information set forth in the 2.00% Notes Offer to Repurchase and the 1.625% Notes Offer to Repurchase, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated hereto by reference.

Item 12.	Exhibits.

Exhibit No.	Description of Document

(a)(1)(A)*	2.00% Notes Offer to Repurchase, dated February 25, 2010

(a)(1)(B)*	1.625% Notes Offer to Repurchase, dated February 25, 2010

(a)(1)(C)	Press release, dated February 25, 2010, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K filed on February 25, 2010

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	Rights Agreement dated January 27, 2000 between Chattem, Inc. and SunTrust Bank, Atlanta, N.A. (Incorporated by reference to our Form 8-A filed February 1, 2000)

(d)(2)	First Amendment to the Rights Agreement, dated as of December 21, 2009, between Chattem, Inc. and SunTrust Bank, Atlanta, as rights agent (Incorporated by reference to our Form 8-A/A filed December 22, 2009)

(d)(3)	Indenture dated as of February 26, 2004 among Chattem, Inc., its domestic subsidiaries and SouthTrust Bank, as trustee, relating to the 7% Senior Subordinated Notes due 2014 (Incorporated by reference to our Registration Statement on Form S-4 filed March 22, 2004)

Exhibit No.	Description of Document

(d)(4)	First Amendment to the Supplemental Indenture dated July 25, 2006 among Chattem, Inc., its domestic subsidiaries and U.S. Bank, National Association, as successor trustee, relating to the 7% Senior Subordinated Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on July 19, 2006, as supplemented by Form 8-K filed on July 26, 2006)

(d)(5)	Indenture dated as of November 22, 2006 between Chattem, Inc. and U.S. Bank, National Association, as trustee, relating to 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed November 29, 2006)

(d)(6)	Registration Rights Agreement dated November 22, 2006 among Chattem, Inc. and the purchasers of the 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed on November 29, 2006)

(d)(7)	Indenture dated as of April 11, 2007 between Chattem, Inc., and U.S. Bank, National Association, as trustee, relating to 1.625% Convertible Senior Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on April 17, 2007)

(d)(8)	Registration Rights Agreement dated April 11, 2007 between Chattem, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Incorporated by reference to our Current Report on Form 8-K filed on April 17, 2007)

(d)(9)	Chattem, Inc. Non-Statutory Stock Option Plan — 1998 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 1997)

(d)(10)	1999 Stock Plan for Non-Employee Directors (Incorporated by reference to our Schedule 14A filed on March 8, 1999)

(d)(11)	Chattem, Inc. Non-Statutory Stock Option Plan — 2000 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 1999)

(d)(12)	Chattem, Inc. Stock Incentive Plan — 2003 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2003)

(d)(13)	Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(14)	Form of Stock Option Grant Agreement under Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(15)	Form of Restricted Stock Agreement under Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(16)	Form of Amendment to Grant Agreement under 2005 Stock Incentive Plan pertaining only to officers (Incorporated by reference to our Current Report on Form 8-K filed on December 2, 2005)

(d)(17)	Form of Amendment to Grant Agreement under 2005 Stock Incentive Plan pertaining to all optionees other than officers (Incorporated by reference to our Current Report on Form 8-K filed on December 2, 2005)

(d)(18)	Chattem, Inc. 2009 Equity Incentive Plan (Incorporated by reference to our Schedule 14A filed on February 27, 2009)

(d)(19)	Chattem, Inc. Annual Cash Incentive Compensation Plan (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2009)

Exhibit No.	Description of Document

(d)(20)	Amended and Restated Employment Agreement dated July 8, 2008 by and between Chattem, Inc. and Zan Guerry (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(21)	Second Amended and Restated Severance Agreement dated July 8, 2008 by and between Chattem, Inc. and Zan Guerry (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(22)	Form of Second Amended and Restated Non-Competition and Severance Agreement - Robert E. Bosworth, Andrea M. Crouch, Ron Galante, B. Derrill Pitts, Charles M. Stafford, Theodore K. Whitfield, Jr. (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(23)	Form of Non-Competition and Severance Agreement - Joseph J. Czwerwinski, Robert B. Long and John L. Stroud (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(24)	Amendment, dated December 20, 2009, to Amended and Restated Employment Agreement, dated July 8, 2008, by and between the Company and Zan Guerry (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(25)	Amendment, dated December 20, 2009, to Second Amended and Restated Severance Agreement, dated July 8, 2008, by and between the Company and Zan Guerry (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(26)	Amendment, dated December 20, 2009, to Second Amended and Restated Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Robert E. Bosworth (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(27)	Amendment, dated December 20, 2009, to Second Amended and Restated Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Theodore K. Whitfield, Jr. (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(28)	Amendment, dated December 20, 2009, to Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Robert B. Long (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(29)	Form of Restricted Stock Agreement — Zan Guerry (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2001)

(d)(30)	Securities Purchase Agreement dated November 16, 2006 among Chattem, Inc. and the purchasers of the 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed on November 22, 2006)

(d)(31)	Purchase Agreement dated April 4, 2007 among Chattem, Inc., and the initial purchasers of the 1.625% Convertible Senior Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on April 11, 2007)

(g)	Not applicable

(h)	Not applicable

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2010	CHATTEM, INC.

	By:	/s/ THEODORE K. WHITFIELD, JR.
	Name:	Theodore K. Whitfield
	Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Document

(a)(1)(A)*	2.00% Notes Offer to Repurchase, dated February 25, 2010

(a)(1)(B)*	1.625% Notes Offer to Repurchase, dated February 25, 2010

(a)(1)(C)	Press release, dated February 25, 2010, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K filed on February 25, 2010

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	Rights Agreement dated January 27, 2000 between Chattem, Inc. and SunTrust Bank, Atlanta, N.A. (Incorporated by reference to our Form 8-A filed February 1, 2000)

(d)(2)	First Amendment to the Rights Agreement, dated as of December 21, 2009, between Chattem, Inc. and SunTrust Bank, Atlanta, as rights agent (Incorporated by reference to our Form 8-A/A filed December 22, 2009)

(d)(3)	Indenture dated as of February 26, 2004 among Chattem, Inc., its domestic subsidiaries and SouthTrust Bank, as trustee, relating to the 7% Senior Subordinated Notes due 2014 (Incorporated by reference to our Registration Statement on Form S-4 filed March 22, 2004)

(d)(4)	First Amendment to and Supplemental Indenture dated July 25, 2006 among Chattem, Inc., its domestic subsidiaries and U.S. Bank, National Association, as successor trustee, relating to the 7% Senior Subordinated Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on July 19, 2006, as supplemented by Form 8-K filed on July 26, 2006)

(d)(5)	Indenture dated as of November 22, 2006 between Chattem, Inc. and U.S. Bank, National Association, as trustee, relating to 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed November 29, 2006)

(d)(6)	Registration Rights Agreement dated November 22, 2006 among Chattem, Inc. and the purchasers of the 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed on November 29, 2006)

(d)(7)	Indenture dated as of April 11, 2007 between Chattem, Inc., and U.S. Bank, National Association, as trustee, relating to 1.625% Convertible Senior Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on April 17, 2007)

(d)(8)	Registration Rights Agreement dated April 11, 2007 between Chattem, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Incorporated by reference to our Current Report on Form 8-K filed on April 17, 2007)

(d)(9)	Chattem, Inc. Non-Statutory Stock Option Plan — 1998 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 1997)

(d)(10)	1999 Stock Plan for Non-Employee Directors (Incorporated by reference to our Schedule 14A filed on March 8, 1999)

(d)(11)	Chattem, Inc. Non-Statutory Stock Option Plan — 2000 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 1999)

(d)(12)	Chattem, Inc. Stock Incentive Plan — 2003 (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2003)

Exhibit No.	Description of Document

(d)(13)	Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(14)	Form of Stock Option Grant Agreement under Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(15)	Form of Restricted Stock Agreement under Chattem, Inc. Stock Incentive Plan — 2005 (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2005)

(d)(16)	Form of Amendment to Grant Agreement under 2005 Stock Incentive Plan pertaining only to officers (Incorporated by reference to our Current Report on Form 8-K filed on December 2, 2005)

(d)(17)	Form of Amendment to Grant Agreement under 2005 Stock Incentive Plan pertaining to all optionees other than officers (Incorporated by reference to our Current Report on Form 8-K filed on December 2, 2005)

(d)(18)	Chattem, Inc. 2009 Equity Incentive Plan (Incorporated by reference to our Schedule 14A filed on February 27, 2009)

(d)(19)	Chattem, Inc. Annual Cash Incentive Compensation Plan (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2009)

(d)(20)	Amended and Restated Employment Agreement dated July 8, 2008 by and between Chattem, Inc. and Zan Guerry (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(21)	Second Amended and Restated Severance Agreement dated July 8, 2008 by and between Chattem, Inc. and Zan Guerry (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(22)	Form of Second Amended and Restated Non-Competition and Severance Agreement - Robert E. Bosworth, Andrea M. Crouch, Ron Galante, B. Derrill Pitts, Charles M. Stafford, Theodore K. Whitfield, Jr. (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(23)	Form of Non-Competition and Severance Agreement - Joseph J. Czwerwinski, Robert B. Long and John L. Stroud (Incorporated by reference to our Quarterly Report on Form 10-Q filed for the quarter ended May 31, 2008)

(d)(24)	Amendment, dated December 20, 2009, to Amended and Restated Employment Agreement, dated July 8, 2008, by and between the Company and Zan Guerry (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(25)	Amendment, dated December 20, 2009, to Second Amended and Restated Severance Agreement, dated July 8, 2008, by and between the Company and Zan Guerry (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(26)	Amendment, dated December 20, 2009, to Second Amended and Restated Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Robert E. Bosworth (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(27)	Amendment, dated December 20, 2009, to Second Amended and Restated Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Theodore K. Whitfield, Jr. (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

Exhibit No.	Description of Document

(d)(28)	Amendment, dated December 20, 2009, to Non-Competition and Severance Agreement, dated July 8, 2008, by and between the Company and Robert B. Long (Incorporated by reference to our Schedule 14D-9 filed on January 11, 2010)

(d)(29)	Form of Restricted Stock Agreement — Zan Guerry (Incorporated by reference to our Annual Report on Form 10-K filed for the year ended November 30, 2001)

(d)(30)	Securities Purchase Agreement dated November 16, 2006 among Chattem, Inc. and the purchasers of the 2% Convertible Senior Notes due 2013 (Incorporated by reference to our Current Report on Form 8-K filed on November 22, 2006)

(d)(31)	Purchase Agreement dated April 4, 2007 among Chattem, Inc., and the initial purchasers of the 1.625% Convertible Senior Notes due 2014 (Incorporated by reference to our Current Report on Form 8-K filed on April 11, 2007)

(g)	Not applicable

(h)	Not applicable

*	Filed herewith